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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 28 2017 Washington DC 415

SEC FILE NUMBER
8-67064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Harris Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street Floor 13 West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Lake 312-461-5126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L.L.

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Harris Financial Advisors, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA L ENG
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 09, 2019

Stephanie Lake
Signature

Chief Financial Officer
Title

Anna L. Eng
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Harris Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of BMO Harris Financial Advisors, Inc. (the Company), a wholly owned subsidiary of BMO Financial Corp., as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BMO Harris Financial Advisors, Inc. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 24, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

BMO HARRIS FINANCIAL ADVISORS, INC.

(A Wholly-Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	2,279,998
Receivable from clearing broker-dealer and organization		651,838
Receivable from affiliates		42,187
Securities owned, at fair value		26,715,076
Accounts receivable		1,129,892
Deferred tax asset, net		4,104,622
Prepaid expenses		753,455
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $1,135,330		330,870
Intangible assets, less accumulated amortization of $269,589		199,461
Other assets		450,412
Total assets	$	36,657,811
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	1,113,437
Accrued compensation and related benefits		10,872,110
Accounts payable and accrued expenses		1,839,706
Payable to clearing broker-dealer and organization		6,469
Principal short securites		3,291
Total liabilities		13,835,011
Stockholder's equity:		
Common stock, no par value, 1.009 issued and outstanding; $1 par value, 2,358 issued and outstanding		2,358
Additional paid-in capital		26,616,109
Accumulated deficit		(3,795,667)
Total stockholder's equity		22,822,800
Total liabilities and stockholder's equity	$	36,657,811

See accompanying notes to financial statements.

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Notes to Financial Statement

December 31, 2016

(1) Organization and Description of Business

BMO Harris Financial Advisors, Inc., (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of BMO Financial Corp. (the Parent), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through BMO Harris Bank N.A. (the Bank) branch locations. The Company offers and sells mutual funds and variable annuities to its customers, which are cleared on both a direct and fully disclosed basis. The Company acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis through Pershing LLC (Pershing), a wholly owned subsidiary of the Bank of New York Company, Inc. As part of a clearing agreement, Pershing provides the Company with certain back office support and clearing services. The Company also offers and sells life and long-term care insurance products to its customers.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(d) Securities owned, at fair value

Investment securities consist of United States Treasury Bills recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 940, *Financial Services – Brokers and Dealers*.

(e) Receivable from and Payable to Clearing Broker-Dealer and Organization

Receivable from clearing broker-dealer and organization consists of cash deposits of $105,000 and revenues earned from customer transactions conducted through the clearing broker of $546,838.

(Continued)

Payable to clearing broker-dealer and organization consists of expenses incurred from customer transactions conducted through the clearing broker of $6,469.

(f) ***Income Taxes***

Accounting Standard Codification (ASC) Topic 740, *Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company's Federal taxable income is included in a consolidated Federal tax return with the Parent and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included with other affiliates in combined state tax returns in other states. The Company is party to a tax sharing agreement with its Parent, under which the Company records its provision for income taxes as if it were a separate company and shall receive payment from or make payment to members of the federal and state consolidated returns based upon its current tax benefit or liability.

(g) ***Securities Transactions***

The Company buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a trade-date basis. Securities owned by the Company are carried at fair value.

(h) ***Intangible Assets***

Intangible asset consists of customer relationships acquired during 2012 from a former affiliate in the amount of $469,050. The intangible asset is being amortized on an accelerated basis over a period of 16 years and the carrying value was $199,461 at December 31, 2016.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the

(Continued)

transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 is used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of December 31, 2016, the Company's securities measured at fair value consisted of the following:

	Level 1	Level 2	Level 3
Securities owned, at fair value	$ 26,715,076	—	—
Principal short securities	(3,291)	—	—
	$ 26,711,785	—	—

Determination of Fair Value

Securities owned, at fair value and principal short securities are recorded at fair value based on prevailing market prices for securities. Cash, receivables from brokers, dealers and clearing organizations, and other receivables/payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

(4) Commitments and Contingencies

The Company leases office space and equipment under non-cancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through October 2017. The minimum required rental payment under the current lease obligation, including taxes and operating expenses, is $1,375,419.

(Continued)

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)
Notes to Financial Statement
December 31, 2016

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2016 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	1,083,045
State tax loss carryforwards		374,445
Employee benefit plans		2,520,682
Other		132,837
Total deferred tax assets	$	4,111,009
Deferred tax liabilities:		
Depreciation		(6,387)
Gross deferred tax liabilities		(6,387)
Net deferred tax assets	$	4,104,622

No valuation allowance exists at December 31, 2016 to offset a portion of the Company's state deferred tax assets and state tax loss carryforwards. Based upon available tax planning strategies and expectations as to future taxable income, Management believes the realization of the deferred tax assets, is more likely than not at December 31, 2016.

State tax loss carryforwards at December 31, 2016 of approximately $7,433,148 will expire in varying amounts in the years 2025 through 2026.

At December 31, 2016, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest have been recognized by the Company during 2016.

As of December 31, 2016, no audits are currently in process that would have a material impact on the Company's effective tax rate.

The Company is no longer subject to federal, state or local tax audits for the years prior to 2011:

(Continued)

(6) Related-Party Transactions

The Company maintains its cash balances at the Bank. As of December 31, 2016, the cash balance was $2,279,998.

Substantially all of the Company's financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions are conducted with an affiliate of the Parent and related custodial services for these investments are with the Bank.

The Company received revenue from an affiliate as reimbursement for client fees waived on the affiliate's product and for the affiliate's use of the Company's processing platform. The receivable for the related party items at December 31, 2016 is $42,187.

The Company has entered into agreements with entities related through common ownership for various support services primarily relating to occupancy, communications, technology and operations, and corporate functions. The payable to affiliates for intercompany services at December 31, 2016 is $1,113,437.

(7) Employee Benefit Plans

BMO's U.S. eligible employees participate in retirement plans sponsored by BHB. BFC has grown over time and plan participants also include employees of BFC's subsidiaries and the BMO U.S. Branch. To better align plan sponsorship with plan participants and the corporate structure, plan sponsorship was moved from BHB to BFC effective January 1, 2017. The change does not affect the benefits that the participants have earned under the plans nor does it affect the security of the plan assets that are held in trust.

The Company is a participating entity in a noncontributory defined-benefit pension plan sponsored by BHB, a wholly owned subsidiary of BFC. The plan covers virtually all the Company's employees at December 31, 2016 that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals hired prior to April 1, 2016 without regard to statutory limitations for qualified funded plans.

On March 1, 2016, BFC announced that it would no longer offer the defined benefit pension plan or supplemental unfunded retirement plan to employees hired on or after April 1, 2016 and that it would freeze the plans on March 1, 2017 for employees hired prior to April 1, 2016. The pension plan was amended effective April 1, 2016 to reflect the changes. In accordance with *ASU 2015-04, "Compensation – Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets,"* the benefit obligation and plan assets were remeasured as of March 31, 2016. There was no material impact to the Company's financial position as a result of adopting this ASU.

(Continued)

The pension and supplemental unfunded retirement plan liability of the Company was $5,926,395 as of December 31, 2016.

The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act, without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by BHB that provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. Effective December 31, 2007, the plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The postretirement liabilities of the Company were $479,138 as of December 31, 2016.

The Company participates in a 401(k) defined-contribution plan sponsored by BHB that is available to virtually all the Company's employees at December 31, 2016. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In addition, on March 1, 2016, BFC introduced an automatic employer core contribution to the 401(k) savings plan that begins immediately for employees hired on or after April 1, 2016 and begins March 1, 2017 for employees hired prior to April 1, 2016.

BFC also introduced a non-qualified defined contribution plan. The purpose of the plan is to extend additional retirement benefits to individuals without regard to certain statutory limitations for qualified defined contribution plans. The plan is effective January 1, 2017 for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016.

(8) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearing agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(Continued)

(b) Market Risk

The securities owned by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(9) Receivable from and Payable to Clearing Broker-Dealer and Organization

Amounts receivable from and payable to clearing broker-dealer and organization at December 31, 2016, consist of the following:

		Receivable	Payable
Fees and commissions receivable/payable	$	546,838	(6,469)
Deposit with clearing broker-dealer and organization		105,000	—
	$	651,838	(6,469)

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2016, the Company's net capital of $15,384,717 was in excess of the minimum requirement by $14,462,679.

(11) Subsequent Events

The Company performed an evaluation of subsequent events through February 24, 2017, the date financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2016.

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
415

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
BMO Harris Financial Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by BMO Harris Financial Advisors, Inc.(the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries, and noted the Company paid $129 more than the assessment reflected on the Form SIPC-7;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016 , with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 24, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity

BMO Harris Financial Advisors

BMO Harris Financial Advisors, Inc.
115 S. LaSalle St. 13W
Chicago, IL 60603

Date: February 22, 2017

To: SIPC

From: BMO Harris Financial Advisors
SEC# 8-067064

Re: Revision to SIPC-7 assessment form submitted on 2/7/2017

Please see the revised SIPC-7 General Assessment Payment Form for BMO Harris Financial Advisors for the calendar year ending December 31, 2016.

Subsequent to original submission on 2/7/2017, additional expense items (deductions) were identified and also minor classification changes for certain line items were made.

Changes reflected in this revised submission result in a decrease to the 2016 assessment from $30,024 to $29,895, for a net overpayment to SIPC of $129.

The original wire was submitted to SIPC in the amount of $30,024 on 2/7/2017.

Please call me with any questions or issues with the SIPC-6 filings and assessment payments.

Thank you,

Stephanie Lake

Stephanie Lake
CFO, VP Finance
BMO Harris Financial Advisors, Inc.
(312) 461-5126

Mark E. Hilgenbrink
V.P. Finance, Lead Financial Officer
(312) 461-6317

BMO Harris Financial Advisors℠ is a trade name of BMO Harris Financial Advisors, Inc..
Securities, investment advisory services and insurance products are offered through BMO Harris Financial Advisors, Inc. Member FINRA/SIPC. SEC-registered investment adviser. BMO Harris Financial Advisors, Inc. and BMO Harris Bank N.A. are affiliated companies. Securities and insurance products offered are: NOT A DEPOSIT – NOT INSURED BY THE FDIC OR ANY FEDERAL GOVERNMENT AGENCY – NOT GUARANTEED BY ANY BANK – MAY LOSE VALUE.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067064 FINRA DEC
BMO HARRIS FINANCIAL ADVISORS
115 S. LASALLE ST. 13W
CHICAGO, IL 60603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephanie Lake 312-461-5126

2. A. General Assessment (item 2e from page 2)		$ 60,268
B. Less payment made with SIPC-6 filed (exclude interest) July 26, 2016 (Date Paid)		(30,373)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		29,895
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 29,895
G. PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☑ Total (must be same as F above)	$ 30,024	
H. Overpayment carried forward	$(129)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BMO Harris Financial Advisors, Inc.
(Name of Corporation, Partnership or other organization)

Stephanie Lake
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 22nd day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2016
and ending 12-31-2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 78,052,145
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	38,175
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	38,175
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(47,642,663)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(4,881,737)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	(45,476)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Legal Settlement (Deductions in excess of $100,000 require documentation)	(1,375,000)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (38,175)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	(38,175)
Total deductions	(53,983,051)
2d. SIPC Net Operating Revenues	$ 24,107,269
2e. General Assessment @ .0025	$ 60,268 (to page 1, line 2.A.)

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

This Settlement Agreement and Release (Agreement) is made by and among Wayne Hummer Investments, LLC ("WHI") and Neil Moscicki ("Moscicki") (together, "Wintrust") and BMO Harris Financial Advisors, Inc. ("BHFA") (collectively Wintrust and BHFA are referred to as the "Parties"), to fully settle and resolve any and all issues and disputes arising out of WHI's recruiting, hiring and employment of Moscicki and Moscicki's contractual and other obligations to BHFA.

1. Recitals.

(a) WHEREAS, on or about August 13, 2015, BHFA filed a Statement of Claim with the Financial Industry Regulatory Authority ("FINRA") alleging that Moscicki breached his contract with BHFA, engaged in unfair competition, interfered with BHFA's contracts with its customers, and breached his duty of loyalty to BHFA and FINRA accepted this matter for arbitration as Case Number 15-02080 (the "FINRA Arbitration");

(b) WHEREAS, BHFA filed an Amended Statement of Claim on November 20, 2015 which added WHI as a Respondent and added additional claims including tortious interference with the contract between Moscicki and BHFA, aiding and abetting the breach of Moscicki's duty of loyalty, and unfair competition and raiding;

(c) WHEREAS, Wintrust filed a joint Statement of Answer denying BHFA's allegations on January 15, 2016;

(d) WHEREAS, on October 10, 2016, after presentation of the matter to a FINRA arbitration panel for hearing, the panel issued an award in favor of BHFA and against Wintrust for damages of $1,025,000 and punitive damages of $512,500 the ("FINRA Award");

(e) WHEREAS, Wintrust contends that the FINRA Award is subject to challenge in a court of competent jurisdiction on the basis of arbitrator partiality and/or misconduct, among other reasons;

(f) WHEREAS, BHFA and Wintrust wish to reach a final resolution of this dispute amicably and without resort to the costs and risks of additional litigation challenging the validity of the FINRA Award;

(g) For the good and valuable consideration and promises set forth in this Agreement, which both Parties agree to be sufficient, the Parties agree to the following terms:

2. Consideration. As consideration for the mutual promises made herein, the Parties agree as follows:

(a) Wintrust shall tender and BHFA shall accept payment of One Million Three Hundred Seventy Five Thousand Dollars ($1,375,000.00) in full and final payment to resolve the dispute, payable by wire transfer in accordance with the instructions provided by BHFA within five (5) business days of full execution of this Agreement, but no later than November 10, 2016;

(b) Wintrust shall forgo and forever waive its right to challenge and vacate the Award;

(c) The Parties shall cooperate with submitting to FINRA a Stipulated Amended Award in substantially the form attached hereto as Exhibit A by November 9, 2016.

3. Released Parties. As used in this Agreement, "Wintrust Released Parties" means (a) WHI, (b) all of WHI's parent corporations, subsidiaries, and affiliates (each an "Affiliate"), and (c) all past and present officers, directors, agents, employees, officials, insurers, and attorneys of the entities described in parts (a) and (b) of this paragraph, (d) Moscicki and (e) Moscicki's spouse, estate, heirs, agents, attorneys and assigns. As used in this Agreement, "BHFA Released Parties" means (x) BHFA, (y) all of BHFA's parent corporations, subsidiaries, and affiliates (each an "Affiliate"), and (z) all past and present officers, directors, agents, employees, officials, insurers, and attorneys of the entities described in parts (x) and (y) of this paragraph.

4. Mutual Release of Claims. (a) In consideration for the mutual promises and other benefits described in Paragraph 2 above, BHFA, on behalf of itself and its Affiliates, fully releases each of the Wintrust Released Parties from any and all judgments, awards, liability, claims, demands, actions, causes of action, suits, grievances, debts, sums of money, agreements, promises, damages, costs, expenses, attorneys' fees, and remedies of any type, directly or indirectly regarding any act or failure to act that occurred prior and up to and including the date on which BHFA signs this Agreement, relating to or arising out of or in connection with any issues raised or which could have been raised in the FINRA Arbitration or otherwise relating to the relationship and interactions between the Parties or various clients served by them.

(b) In consideration for the mutual promises and other benefits described in Paragraph 2 above, WHI, on behalf of itself and its Affiliates, fully releases each of the BHFA Released Parties from any and all judgments, awards, liability, claims, demands, actions, causes of action, suits, grievances, debts, sums of money, agreements, promises, damages, costs, expenses, attorneys' fees, and remedies of any type, directly or indirectly regarding any act or failure to act that occurred prior and up to and including the date on which WHI signs this Agreement, relating to or arising out of or in connection with the FINRA Arbitration or otherwise relating to the relationship and interactions between the Parties or various clients served by them.

(c) In consideration for the mutual promises and other benefits described in Paragraph 2 above, Moscicki, on behalf of himself and his spouse, estate, heirs, agents and attorneys, fully releases each of the BHFA Released Parties from any and all judgments, awards, liability, claims, demands, actions, causes of action, suits, grievances, debts, sums of money, agreements, promises, damages, costs, expenses, attorneys' fees, and remedies of any type, directly or indirectly regarding any act or failure to act that occurred prior and up to and including the date on which

Moscicki signs this Agreement, relating to or arising out of or in connection with the FINRA Arbitration or otherwise relating to the relationship and interactions between the Parties or various clients served by them.

(d) Notwithstanding anything herein to the contrary, nothing set forth in this Paragraph 4 shall constitute a release or waiver of a claim by any party of a breach by the other party of such party's obligations under this Agreement.

5. Severability; Entire Agreement; Governing Law. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule, law or public policy, the invalid, illegal or incapable of being enforced term or provision shall be severed from the Agreement and all other conditions and provisions of this Agreement shall remain in full force and effect so long as the substance and intent of this Agreement is not affected in a manner materially adverse to any party. Should such determination be materially adverse to any party to this Agreement, BHFA, Wintrust and Moscicki shall negotiate in good faith to modify this Agreement to reflect the original intent of the parties as closely as possible. This Agreement represents the entire agreement and understanding concerning the settlement of the FINRA Arbitration. This Agreement may only be amended in a writing signed by an executive officer of BHFA and Wintrust and by Moscicki. This Agreement shall be governed by the laws of the State of Illinois, without regard to its conflict of laws rules.

6. No Admission. This Agreement is not an admission by any of the Wintrust Released Parties that anything that any of them did or failed to do with respect to BHFA and the claims asserted in the FINRA Arbitration was wrongful or unlawful or that the Wintrust Released Parties agree with the validity of the FINRA arbitration panel's findings. The Wintrust Released Parties expressly deny wrongdoing and disagree with the Panel's findings.

7. Signatures. This Agreement may be executed in separate parts as though executed as one single binding agreement, and may be validly executed by signature by facsimile or email to counsel for the other party. Any signature made and transmitted by facsimile or email shall be deemed an original signature for purposes of this Settlement Agreement and shall be binding as such. The signatories represent that they are fully authorized to enter into this Settlement Agreement and bind the parties to these terms and conditions..

//Signature Page Follows//

IN WITNESS WHEREOF, the undersigned have executed this Settlement Agreement and Mutual Release intending to be bound by its terms.

BMO Harris Financial Advisors

By: [signature]
Its: President

DATED: 11/03/2016

Wayne Hummer Investments, LLC

By: ______________________________
Its:

DATED: ______________________

Neil Moscicki

____

DATED: ______________________

IN WITNESS WHEREOF, the undersigned have executed this Settlement Agreement and Mutual Release intending to be bound by its terms.

BMO Harris Financial Advisors

By: ______________________

Its:

DATED: ______________________

Wayne Hummer Investments, LLC

By: Thomas P. Zidar

Its: Chairman & Chief Executive Officer

DATED: 11/3/16

Neil Moscicki

____

DATED: ______________________

IN WITNESS WHEREOF, the undersigned have executed this Settlement Agreement and Mutual Release intending to be bound by its terms.

BMO Harris Financial Advisors

By: ______________________

Its:

DATED: ______________________

Wayne Hummer Investments, LLC

By: ______________________

Its:

DATED: ______________________

Neil Moscicki

____

DATED: 11/3/16

EXHIBIT A

Stipulated Amended Award
FINRA Office of Dispute Resolution

In the Matter of the Arbitration Between:

BMO HARRIS FINANCIAL ADVISORS, INC.,

Claimant,

Case No. 15-02080

v.

WAYNE HUMMER INVESTMENTS, LLC, d/b/a
WINTRUST WEALTH MANAGEMENT and
NEIL MOSCICKI,

Respondents.

STIPULATED AMENDED AWARD

The undersigned parties have voluntarily entered into a post-arbitration Settlement Agreement and stipulated to an Amended Award. Per the parties' Settlement Agreement, the Award, issued by the FINRA Office of Dispute Resolution and signed by the Panel on October 10, 2016, is to be amended as follows:

AWARD

Pursuant to the parties' agreement and following the Panel's consideration of the pleadings, testimony and evidence presented at the hearing, the parties stipulate to the following:

1. Wayne Hummer Investments, LLC, d/b/a Wintrust Wealth Management, and Neil Moscicki shall pay to BMO Harris Financial Advisors, Inc., the sum of $1,375,000 in compensatory damages.

2. Other than forum fees, which are specified below, the parties shall each bear their own costs and expenses incurred in this matter.

3. Any and all claims for relief not specifically addressed herein, including punitive damages and attorneys' fees, are denied.

BMO Harris Financial Advisors

By: [signature]
Its: PRESIDENT

DATED: 11/03/2016

Wayne Hummer Investments, LLC

By: ______________________
Its:

DATED: ______________________

Neil Moscicki

____

DATED: ______________________

BMO Harris Financial Advisors

By: ______________________________
Its:

DATED: ________________________

Wayne Hummer Investments, LLC

By: [signature]
Its: Chairman & Chief Executive Officer

DATED: 11/3/16

Neil Moscicki

____

DATED: ________________________